

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 28, 2016

Tor-Øyvind Bjørkli
Chief Executive Officer
Nordic American Offshore Ltd.
LOM Building, 27 Reid Street
Hamilton, HM 11
Bermuda

Re: Nordic American Offshore Ltd.
Registration Statement on Form F-4
Filed June 6, 2016
File No. 333-211868

Dear Mr. Bjørkli:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Material Tax Consequences of the Redomiciliation, page 5

1. We note your disclosure that "[you] do not believe that [you] or [your] shareholders will be subject to taxation in the Marshall Islands or Bermuda as a result of the Redomiciliation" and that "[you] expect the Redomiciliation to qualify as a tax-free 'reorganization' for purposes of U.S. federal income tax matters and, as such, [you] expect that neither [you] nor U.S. shareholders will be subject to U.S. federal income taxation as a result of the Redomiciliation." Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a

representation as to the tax consequences is set forth in the filing. It appears that a tax opinion as to Marshall Islands, Bermuda and U.S. tax law would be required since the filing references tax consequences that would be material to investors. Please file tax opinions with the next amendment and revise the Taxation section on page 31 as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Robert Lustrin
        Seward & Kissel LLP